Consent of Independent Registered Public Accounting Firm

The Board of Trustees
The Calvert Fund:

We consent to the use of our reports, incorporated herein by reference, dated November 25, 2015, with respect to the financial statements of the Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, Calvert Ultra-Short Income Fund, and Calvert High Yield Bond Fund, each a series of The Calvert Fund, as of September 30, 2015, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and under the headings "Portfolio Holdings Disclosure", "Independent Registered Public Accounting Firm and Custodian", and "Fund Service Providers" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2016